Filed Pursuant To Rule 433

Registration No. 333-139016

April 22, 2008

Transcript of SPDR Webcast on Gold: Modern Portfolio Applications for an Age Old Asset

April 22, 2008

TOM ANDERSON, GEORGE MILLING-STANLEY, NATALIE DEMPSTER

ANDERSON: Good day, my name is Tom Anderson, Vice President and Head of Strategy and Research for State Street Global Advisors Intermediary Business Group. Thank you for joining us today for this SPDR Webcast on Gold: Modern Portfolio Applications for an Age Old Asset. Things continue to be exciting in the ETF industry and for the SPDRs Family of ETFs in particular. We have seen considerable interest in some of our newest fixed income ETFs, including BWX, our SPDR Lehman International Treasury ETF, WIP, our SPDR Deutsche Bank International Inflation Protected ETF, and TFI, our SPDR Lehman Municipal Bond ETF.

Even in volatile times like these, advisors and their clients are turning to ETFs to give them low cost, efficient access to precise sectors of the market. Today, we’re here to talk about one of the most interesting asset classes – gold. The World Gold Council and SSgA launched GLD, the streetTRACKS gold shares in 2004. GLD was met with almost instant market acceptance and today holds $19 billion in assets.

In today’s webcast, we will cover tactical aspects and current drivers for gold, the strategic case for gold, incorporating gold into client portfolios as well as the specifics of investing in gold through exchange traded vehicles. We’ll conclude with a question and answer session. Let me point out that you can submit questions at any time throughout the webcast by typing them into the panel at the bottom of the webcast screen.

To enlighten us on the unique aspects of gold, we have with us two representatives from the World Gold Council. The World Gold Council is an international not for profit organization made up of the world’s leading gold mining companies. The mission of the World Gold Council is to increase the demand for gold in all its forms, whether for jewelry, industrial application, or investment. George Milling-Stanley is Director, Official Sector, with the World Gold Council. George is based in the Council’s New York office. In 2002, he became a member of the team that developed streetTRACKS Gold Shares. George spent 10 years writing at The Financial Times and five years trading gold on Wall Street. An acknowledged authority on all aspects of the gold business, he is a regular speaker at international conferences.

Natalie Dempster is the Head of Investment North America at the World Gold Council. Prior to joining the Council, Natalie worked as an economist for both the Royal Bank of Scotland and Chase Manhattan Bank. She also held roles in foreign exchange trading at Chase Manhattan Bank. Natalie holds a bachelor’s degree in Economics from Queen Mary and Westfield College, University of London and a Master’s in Business Administration from City University Business School, London.

The success of GLD exemplifies several of the key trends in the ETF industry. So let me spend a few moments discussing those. As you can see on this slide, we’ve seen tremendous growth in exchange traded fund assets and in the number of exchange traded funds. We really believe that this strong growth in exchange traded funds is the result of two things. First, we see advisors using ETFs as a way to access asset classes and sectors of the market that they need to build more efficient portfolios. ETFs give them a low cost and efficient tool to get that kind of access. So we really view the growth of ETFs as less of an indexing story and more of an access story.

Secondly, we often receive the question about whether ETFs really involve making a decision between indexing and active investment. In our view, it’s really not a matter of choosing indexing or active investing, it’s really a matter of choosing indexing and active investing. Most advisors are using ETFs side by side with their active managers, using the ETFs for core, low cost exposure to efficient asset classes or to gain access to areas like gold or other commodities that don’t have good actively managed options. The growth in the number of ETFs and the assets that you see in the chart also reflect the dual attributes of transparency and low cost.

As you can see in our next chart, we’ve seen a dramatic broadening in the range of asset classes available to investors through exchange traded products. In the past three years, even as all ETF assets have increased significantly, the most notable changes have been in international ETFs, fixed income ETFs and commodity ETFs. International ETFs, represented by the blue portion of the bars, now represent nearly 28% of total ETF assets. Bond ETFs have quadrupled in the past three years and commodity ETFs have seen their assets increase nearly 20 times in the last three years.

So far in 2008, we’ve seen several interesting trends reveal themselves. Given the weakness in the U.S. and non-U.S. equity markets, investors are turning to a range of asset classes. Commodity ETFs have gained 22% in assets in just the first three months of the year. Bond ETFs have gained 16% in assets. Inverse ETFs – those ETFs that are structured to increase in value when a particular index goes down in value, have seen their assets increase 70% here today.

All of these patterns reflect a desire for investors for asset classes that are less correlated to U.S. equities for the U.S. dollar. In addition to international equities, excellent examples include international fixed income, currency products and commodity exchange traded products. In light of this desire for non-correlated assets, we thought this was an opportune time to discuss one of the most timeless assets – gold. As we will discover, gold offers a unique set of investment characteristics that make it very appealing as part of a strategic asset allocation. And now, George Milling-Stanley will discuss the tactical aspects and current drivers for gold.

MILLING-STANLEY: Thanks Tom. I think the best way to evaluate the suitability of any asset is to examine it under three headings. Are there tactical reasons to buy it now for short term returns? Is it possible to make a case for a long term strategic allocation? And is it practical? And I’d like to start by taking a look at the tactical case for investing in gold.

The gold price reached a 20 year low around $250 an ounce in July of 1999. It stayed down around that level for the next couple of years and the recovery really began in April 2001. Since then, the price has risen pretty steadily. Gold got a bit ahead of itself last month. The international benchmark London afternoon fixing price reaching more than $1,000. In other words the price had risen more than four fold in just seven years. Even after a recent pullback as gold pauses for breath, the price still stands at around $900 an ounce.

There are five important factors behind the fourfold increase in the gold price, and the tactical case for investing in gold is based on the outlook for these five key price drivers. So my five price drivers over the last seven years are as follows: healthy internal market dynamics with stable supply and rising demand. This is key when you’re considering an investment in any commodity. Second, a long term secular decline in the value of the American dollar. Gold has a long track record of being inversely correlated to the dollar. When the dollar goes down, gold tends to go up. The third factor, growing fears over a possible future rise in inflation. This is related to the depreciation of the dollar, but inflation is sufficiently important in the context of gold for this to rate consideration as a separate factor. The fourth price driver – there’s no direct correlation with equity markets, but a poor performance by equities has been a useful part of the background to gold. Basically, the equity market spent six years recovering to where they were in 2001, and then along came the sub-prime lending crisis which knocked the steam out of the recovery. And finally, I don’t think anyone would argue with the fact that geopolitical tensions are worse now than they were in the early months of 2001.

These are the five key reasons that the price of gold has performed so well since 2001. What about the outlook for each of these drivers? The internal dynamics of the gold market look increasingly promising. No analyst I know of is forecasting any significant increase in production over the next few years and demand has continued to rise even in the face of higher prices in all the leading consumer currencies. I want to come back to the gold supply demand balance in more detail in a moment, but let me just comment briefly on the other four factors.

Most experts including the international monetary fund and the bank for international settlements believe the U.S. dollar is still overvalued and will continue to decline. Ben Bernanke, the chairman of the Federal Reserve, continues to be concerned about the potential for a rise in inflation and so do most of the investors that I talk to. If the dollar’s going to continue to decline and inflation’s expected to rise, that’s not a very promising background for the share markets. And geopolitical tensions continue to steadily worsen. In times like these, a little bit of gold is a good thing to hold.

Back to the internal dynamics of the gold market. The biggest source of supply in any one year comes from mining. No great surprise there. Over the last five years, on average 61% of the total supply of gold has come from mines. A further 25% of supply comes from scrap, mainly recycled jewelry. And the final 14% has come from sales by central banks.

Turning to the demand side, the single biggest element is jewelry, which accounts for 69% on average over the last five years. Investment demand has made up a further 19% and the balance is made up of demand from industry, with gold used in everything from mobile phones to electronic circuit boards and, increasingly, in medicine under the catalyst in industrial processes. Industrial demand accounts for around 12% of demand every year. Since 2001, demand and supply fundamentals have become increasingly favorable from the price perspective.

Gold jewelry demand, the single biggest element of demand, is highly concentrated in the geographical sense, with just five countries accounting for more than half the total. India is the world’s biggest consumer of gold in tonnage terms, accounting for 25% of demand every year. China and the Middle East are also very important jewelry markets. And households in these regions have enjoyed healthy growth in income over the past few years thanks to the strength of their economy.

What’s also important is that more and more households have been moving from the low income category, to middle and high incomes over the past few years. That means more disposable income is available for discretionary purchases and that’s what matters for gold. Jewelry demand doesn’t drive the gold price, but it does put a floor under it and that floor has been rising steadily over the past few years as income levels have climbed.

Supply side developments have been equally important. Mine production has been on the downward trend since 2001 in spite of the steady rise in the gold price. This is largely a legacy of the depressed gold prices during the 1990s when mining companies simply couldn’t afford to invest in their own future. Spending on exploration and development for new mines fell by 70%. That’s 70 percent from the peak to the trough. So it’s hardly surprising that we’re not hearing reports of major new discoveries. And mining costs have risen substantially in recent years in line with rises in commodity prices. What does all that add up to? Most analysts are forecasting flat to declining gold production over the next several years.

So those are the essential elements of the tactical case for investing in gold. The outlook’s promising. Before we move on to Natalie Dempster to consider the case for making a strategic allocation to gold, I want to spend a moment on gold exchange traded funds. In particular, I’d like to try to address the suggestion that the introduction of gold ETFs is the reason behind the rise in the gold price.

At the World Gold Council, we’ve always believed that there are a lot of benefits gold can bring to a balanced investment portfolio, but its role has been limited by the fact that many investors perceived gold bullion as cumbersome, costly, and complicated. We decided we needed to address these issues to develop an investor-friendly gold product that would take the friction out of investing in gold.

The product we came up with was the gold exchange traded fund. We developed the structure in New York and pioneered the vehicle on the Australian Stock Exchange in April 2003. That launch was quickly followed by similar products in London and in Johannesburg and then, in November 2004, we brought streetTRACKS Gold Shares to the New York Stock Exchange, trading under the ticker symbol GLD.

GLD rapidly became our flagship product. The various launches have been followed by several competing products in different jurisdictions, but GLD still accounts for 70% of all the gold held in gold ETFs around the world. We have the efforts of our marketing agent, State Street Global Advisors, to thank for that success.

There’s no doubt that the introduction of gold ETFs five years ago have been an important element to the unusually favorable background that has enabled the gold price to rise four-fold since 2001. But it would be a mistake to believe that the existence of gold ETFs have been solely responsible for the rise in price as some have suggested. For one thing, the gold price started to rise from its floor of around $250 an ounce back in April of 2001. That means the gold bull market had already been running for two years before the launch of the first gold ETF and for almost four years before anyone felt the impact of the market leader, GLD.

Perhaps more importantly, all the gold ETFs currently in existence have accumulated a total of around 900 tons of gold. Total gold demand in the five years since the launch of the first ETF has been just shy of 20,000 tons. That means gold ETFs have accounted for only around 4% of total demand since their inception. The ETF tail is certainly not wagging the gold market dog. And now, let me hand things over to my colleague Natalie Dempster for a discussion of the strategic case for gold. Natalie?

DEMPSTER: Thank you, George. As George said, the next few slides will focus on the strategic case for gold. Specifically, it would address the question, why should I as a private or an institutional investor, make a long term allocation to gold in my portfolio? I believe that there are four or five key reasons and this is where I would like to begin my presentation.

Let me start with inflation. Maintaining the real value of an underlying asset is of paramount importance to any investor. An asset which provides a nominal annual return of 10% may look attractive, however, it would look a lot less attractive if inflation was concurrently running at 15%. Indeed, in such an instance, real returns would be strongly negative. Inflation comes and goes, and not always when we’re expecting it. Logic suggests that the current slowdown in global growth should have reduced inflation while, in fact, the opposite has been true. Consumer prices have been rising, in fact, on both sides of the Atlantic. As investors, we can never be certain when inflation will come. What we can do, however, is structure our portfolios in such a manner that if inflation does pick up, we are afforded some protection against it.

Various assets offer investors such protection. Gold is one of them, having proven to be a consistent hedge against inflation over the long run. This partly reflects the fact that gold supply cannot be readily increased. Contrast this to the supply of money for example, which can be easily influenced by bank lending activities. Gold is rare in comparison. There is only a finite supply in the world and even that has to first be found and then mined. On this slide, you will see the nominal and real gold price since 1968 when its price was freed in the private market. And you can see that over that period, gold has maintained its purchasing power.

Indeed, gold has a much longer track record in this respect. A recent study by two academics, which is available on our website, looked at the relationship between gold and inflation right back to the 18th century. It found that over that period, a 1% increase in the general U.S. price level tended to lead to a 1% increase in the gold price. As well as being a hedge against inflation, gold has historically acted as a hedge against the dollar. This is a feature that gold shares with other commodities. As a general rule commodities are priced in dollars, and all else being equal, weakness in the currency in which an asset is denominated tends to lead to an increase of its price.

That said, the strength of this relationship varies both between commodities and over time. You can see from this chart that the annual correlations between several different commodities and the dollar, gold has historically proven a much better dollar hedge than any of the other commodities in the slide with its correlation coefficient typically in the range of 0.4 to 0.6.

As investors, we are all at risk from the impact that extreme events can have on our portfolios. These, by their very nature, are even more unpredictable than movements in currency or movements in inflation. But again, while we cannot predict them, we can seek protection against them. Gold has proved to be a safe haven throughout history in terms of financial and geopolitical distress. It is an insurance policy, if you like, which pays out in times of financial duress when investors are most vulnerable.

It was the Soviet invasion of Afghanistan that pushed the gold price to its previous record high of $850 an ounce back in January of 1980. Likewise, the recent gold price record has been strongly influenced by the behavior of investors who have flocked to the gold market as a means of protecting their portfolios from the sharp fall in equity markets that have accompanied the credit crisis. The day the Fed was announcing the emergency bail-out of Bear Stearns was the day that gold’s price hit its latest record of over $1,000 an ounce.

There are of course good reasons why gold is bought during such times. It is a universal accepted currency and, most importantly, during the current credit crisis, it is noone else’s liability. Gold has no counterparty risk. It is the ultimate safe haven in this respect.

All assets have experienced an upward shift in price volatility since the credit crisis began. However, it is important to keep gold’s volatility characteristics in perspective. Gold is not an especially volatile asset. This is a characteristic that is often misunderstood. That’s because many investors think of gold only in terms of a commodity and many commodities are indeed very volatile. This slide shows one year of price volatilities of a range of commodities as of the end of last year. The volatilities of nickel, zinc, lead and oil are all in the 30-45% range. Gold, on the other hand, sits right at the bottom of the spectrum by platinum with a volatility of around 15%.

There are good reasons why gold is less volatile than other commodities. Firstly, it’s virtually indestructible, which means that all of the gold that has ever been mined still exists. Moreover, unlike base metals or even other precious metals such as silver, much of it is in near market form. So, in other words, it is sitting there in jewelry and it’s sitting there in coins and bars. It’s not within an industrial product or within the foundations of a building. This means that in the event of an unexpected supply shock, recycled gold can and frequently does come back onto the market, hence dampening any brewing price spike.

The second reason rests in the geographical diversity of mine production and reserve. These are much more diverse in other commodities like oil for instance, leaving gold far less vulnerable to a regional or country-specific shock. A good example would be the reaction of oil prices to any event risk in the Middle East. Indeed, if we look at long run volatilities as you can see from this slide, gold is, in fact, even slightly less volatile than equities as measured by the S&P.

So those are all good reasons to buy gold as a strategic asset, however, in my view by far the most compelling reason is the role that gold can play in portfolio diversification. The price of gold does not move either positively or negatively in line with changes in the price of other mainstream financial assets. This makes gold an effective portfolio diversifier. This point is shown clearly on this slide which looks at the weekly correlation between the dollar gold price and the range of U.S. equity and bond indices as well as T bills.

The correlation coefficients between gold and each asset class is very low. Indeed for the number of observations we included in this analyses, all of the correlations can be said to be statistically insignificant. As a result, including gold in a portfolio helps to enhance risk-adjusted returns. This is a characteristic that gold shares with other commodities and is the key reason why many plan sponsors and many endowments have already made an allocation to commodities and yet more are considering it.

The lack of correlation between gold and other financial assets reflects the unique drivers of demand supply in the gold market which as for any freely traded good or service ultimately determine the price. These factors as you have already heard from George include things such as expiration spending, mine production, producer costs, and changes in official gold reserve. Although some of the drivers of investment demand for gold such as inflation and the dollar may also impact a number of financial assets, they do not generally do so in the same manner. And their effects in the correlations are simply not strong enough to negate the other influences.

The rationale for including gold in a portfolio is fairly intuitive given its lack of correlation with the other assets. What is less clear however is just how much gold is required to achieve that. That brings me onto the next section of the presentation – how to incorporate gold into client portfolios.

The World Gold Council set out to answer this question with the help of Boston- based New Frontier Advisors and their patented portfolio optimizer in a study that we published back in September 2006. The white paper that accompanies this call summarizes the key findings of that report.

By way of background, a portfolio optimizer is simply a computer program which for a given set of assets and risk and return assumptions runs numerous combinations of these assets to come up with the highest level of returns for a given level of risk or the lowest level of risk for a given level of return. In other words, it comes up with what we call an efficient frontier, which is depicted on this chart.

To generate an efficient frontier, you first, as I said, need to specify what you expect future returns and risk of volatility to be. The problem with traditional portfolio optimizers was that even small changes in those inputs could lead to vastly different results in terms of what you’re optimal portfolio should look like. They assumed 100% certainty in all of your inputs, which is clearly not the case in financial markets. The reason that we use New Frontier Advisor’s Optimizer, is because they pioneered something call resampled efficiency optimization, which helps get around this problem.

In a nutshell, what their technology does is to generate hundreds of efficient frontiers based on small increments and changes in their original inputs and then the software averages them. The resulting portfolios are far more stable. Small changes in the inputs typically leading to just small changes in the composition of the so-called efficient portfolio. But we still need a starting point for our risk and returns assumptions. So what did we use?

Well, the most unbiased way of doing this was simply to look at very long returns, as this negates the impact of the economic cycle or any time-specific event. For instance, the impact that the high tech boom we just had in the equity markets or the recent credit crisis would be having on bond markets. So that’s what we did. This table shows you long run inflation-adjusted returns for the assets that you would see in an average U.S. portfolio. So we included T bills, bonds, domestic and international equities. We also included long run returns for gold and commodities.

The first thing we did was to run the optimizer to see what an efficient portfolio looked like without gold. The results are shown in this colorful and rather funny looking chart. To explain this chart, the x axis represents a level of risk of volatility that an investor is prepared to accept, while the y axis shows the relevant allocations to each asset class. As we assume the investor is fully invested, these must add up to 100%.

Not surprisingly, the optimizer said that investors who are especially risk adverse should invest primarily in T bills. At more moderate levels of risk, intermediate government bonds dominate and as we move toward higher risk tolerance levels, the allocation smoothly increased for long term government, large cap stocks, small cap, and international equities. Again the results are pretty intuitive.

But what happens when gold is included? This is what it looks like. It becomes immediately obvious that the portfolio is more efficient as it had become less volatile. We can see this if we look at the x axis where the highest risk level has fallen from 14.4 to 13.7. The amount of gold required to achieve this varies depending on the risk level. 1% to 2% for a low risk portfolio. 2% to 4% for a medium risk, and close to 10% at higher levels of risk. What is important is that the effects of introducing gold and the other assets is to reduce their allocations in roughly equal measure. In other words, the presence of gold is not a substitute for any particular asset, but adds to the definition of portfolio optimality across the risk spectrum.

Those correlations to most other commodities, though not statistically insignificant is low, with the exception of some precious metals. Thus, in theory, even portfolios that already have an allocation to commodities should benefit from the additional allocation to gold. The optimizer agrees. When we rerun it, including commodities, the story did not change much. Indeed the allocations to gold look remarkably similar to those on the previous portfolio composition map where no commodities were included.

This is the final slide in the presentation. What we did here was to use an even more pessimistic return assumption for gold than it had achieved over the very long run. This time, in fact, we used zero. And you can see that even in this instance, the optimizer still suggests that an allocation to gold can enhance portfolio performance. Given the zero real return assumption, it’s not surprising that the allocation to gold is smaller, but at 2% to 4% for a medium risk portfolio, it’s still significant.

To summarize, I believe there is a strong case for including a strategic allocation to gold within a portfolio. This reflects gold’s investment characteristics, the most important being its role as a portfolio diversifier. Moreover, only a small amount of gold is required to enhance risk adjusted returns from 2% to 4%, indeed, in a balanced portfolio. All of this is underpinned by the unique drivers of gold demand and supply.

ANDERSON: So as Natalie Dempster and George Milling-Stanley explain, the tactical and strategic case for gold ownership is strong. So the logical follow up question is: how does one invest in gold? As George mentioned, many perceive gold bullion to be cumbersome, costly, and complicated to buy, hold or store. The introduction of exchange traded gold is a considerable advance that addresses these issues. So let’s discuss GLD, streetTRACKS Gold Shares.

Before we do that, I do want to remind everyone that you can submit questions at any time by typing them into the panel at the bottom of the Webcast screen. We will address these questions at the very end of the Webcast.

The ticker for streetTRACKS Gold Shares is GLD. Launched in November of 2004, GLD today has approximately $19 billion in assets and an average trading volume of $12 million shares. GLD is the fourth largest exchange traded product in the world. As an example of how well GLD trades, in March 2008, according to the NYSE/Arca, GLD traded with a spread of only a penny. GLD was designed to track the price of gold less the 40 basis points in annual expenses. And GLD has done an excellent job of meeting that objective.

In terms of investment structure, streetTRACKS Gold Shares is a grantor trust, not a 40 Act Fund like most ETFs. The rules of diversification for an open end 40 Act fund make it challenging to manage a concentrated portfolio of a commodity like gold. Hence the use of the grantor trust structure. The trust’s sole asset is physical gold bullion and it does not participate in any derivative transaction. The trust’s gold cannot be lent or leased out to the market because it is held in an allocated account. The word allocated means that specific gold bars the trust owns are individually identified and kept segregated from all the other gold by HSBC Bank, USA, the custodian, in its vault in London.

One question we receive quite frequently is what gold price does GLD actually track? GLD is designed to track the spot price of gold. The spot price of gold refers to the price of gold for immediate delivery. The net asset value of the trust is calculated each day based on the value of the gold held by the trust as determined by the London PM fixed. During the course of the trading day, the price of gold is determined by market forces in the global over the counter market for gold.

As an example, on April 10th, the London PM fixed was $928 even for one ounce of gold. The NAV for GLD was set at $91.56 in the morning of April 10th based on that London PM fixed. The interday NAV for gold will vary over the course of the day based on the movement of the spot price. The futures price of gold is used for futures contracts and represents the price to be paid on the date of the delivery of gold in the future. In normal markets, the future’s price for gold is higher than the spot price, so it’s important to realize that GLD is structured to track the spot price of gold not the futures price.

We sometimes receive questions from advisors who are concerned whether or not GLD is accurately tracking the gold price. Almost always, these advisors have seen the futures price of gold and they forget that the futures and spot price of gold are usually different.

Let’s spend a moment on the tax treatment of GLD. In the U.S., GLD Shares are eligible for inclusion in retirement plans such as IRAs and 401(k)s. The IRS looks through the equity structure of the product and treats the shares as an investment in the underlying asset, gold bullion. The tax code exempts gold bullion investment products from the collectibles category for IRA purposes. And just to make certain, streetTRACKS Gold Shares obtained a private letter ruling from the IRS to confirm that GLD qualifies as an exemption.

However, under the U.S. tax code, the exemption from the collectibles category for gold bullion applies only to retirement plans. For capital gains tax purposes, the IRS still treats gold bullion investment products as collectibles, so that gains after one year are taxed at 28%. That means that GLD shares also have a long term capital gains tax rate of 28% rather than the 15% cap gains rate on other equity securities. Legislation to fix this anomaly has been introduced in Congress with bipartisan support in both the House and the Senate, and we’ll certainly keep you posted when new developments arise.

So, in conclusion, based on gold’s investment characteristics, it can be considered a strategic asset class for inclusion in many types of portfolios. From a tactical standpoint, given the high cost of extraction and strong demand, the outlook could be strong as well. In terms of implementing a gold investment, exchange traded products such as GLD, the streetTRACKS Gold Shares are often the most efficient method.

So at this point we’ll turn the call over to questions, and I do want to point out that for more information on GLD or the streetTRACKS Gold Shares, we encourage you to visit either streetTRACKSgoldshares.com or our SPDR ETF site, SPRDETFs.com. For more information on gold in general, we encourage you to visit gold.org. Finally, please remember, that at some point over the course of the next few days, all webcast attendees will receive an email providing you with a link to the primary research whitepaper that Natalie Dempster referenced in her presentation. The piece, entitled Gold: The Strategic Case, will be sent to you via email early next week. And now we’ll turn to questions.

Q & A Transcript

TOM: Let’s turn to our first question. We’ve actually received a number of questions on the same topic, and that really goes to how is gold accounted for in the vault, and can we talk a little bit about the custody and audit process that’s used. So let me turn this over to George Milling-Stanley.

GEORGE MILLING-STANLEY: Thanks, Tom. The auditors of the trust of Deloitte & Company, they audit the gold that the trust owns on behalf of shareholders once a year and the audit report is published in our filings with the Securities and Exchange Commission in Washington, and we also make it public on the trust’s website as well.

In addition to that formal legal audit that takes place every year, as part of the trust’s own internal audit program there are two spot check inspections every year by an independent verification company and they also report to the trust as well. And, then in addition, finally there are due diligence visits every year made by executives of the World Gold Council and by other people associated with the trust, so the gold is definitely there. It is verified legally and independently, and there’s no question about it. Essentially the custody arrangements for the trust’s gold are the same that has been good enough for governments, central banks, multilateral organizations like the International Monetary Fund, and investors for hundreds of years. They’re good enough for them, they’re good enough for us.

TOM: George, and actually this is a follow up with a related question. Someone asked, why does the amount of gold that’s listed in the trust stay unchanged for weeks at a time, even when the gold price is fluctuating?

GEORGE MILLING-STANLEY: I think a number of people confuse the amount of gold that the trust holds on behalf of investors with something like open interest. For example, on a futures contract on the NYMEX division of the Commodity Exchange or the Tocom, for example. An exchange traded fund like GLD is no different from any other equity share. It’s just like the shares of IBM or of Microsoft or any other company. The number of Microsoft shares in issue doesn’t change, even though the price of the shares may fluctuate violently.

And it’s exactly the same with the shares of GLD. The number of GLD shares in issue only changes when the broker-dealers who make a market in GLD decide that there aren’t enough shares available for purchase on the New York Stock Exchange — in other words there’s not enough liquidity in the stock on the stock market — so they buy gold, transfer ownership of the gold to the trust, and the trust creates the shares, transfers the ownership of the shares back to the broker-dealer, and the broker-dealer fills his order with his customer. That’s the only reason that the amount of gold backing the trust ever changes.

TOM: Okay. Our next question refers to a point that Natalie made about gold and inflation protection, and the question is, for Natalie, if you adjust the price of gold for inflation from the previous record in 1980, you get about $2,200 an ounce. And then given the current gold price, does that mean that gold is no longer an inflation hedge?

NATALIE: You’re correct, Tom. If you do adjust the price from the last peak in January 1980, when gold was trading at $850, you do get $2,200 in today’s term. However, the gold price was there for one day. Indeed, it’s my understanding that it was trading there for a matter of minutes. Three weeks earlier it was trading around $470 an ounce, and one week later it was at $650. So inflation adjusting from that peak where it was momentarily seems exceptionally biased to me.

A far more objective starting point, I think, would be to take a three-year average of the gold’s price around about 1980, so the average of ‘79, ‘80 and ‘81. And if you inflation adjust that number then you get a gold price of around $1,200, which is clearly not far from where we are today.

TOM: Great. Thank you, Natalie. Let me ask you another question, Natalie, and it refers to the cost to extract gold. If you were to estimate what the extraction cost for an ounce of gold is, what would you estimate?

NATALIE: Well, extraction costs vary greatly from country to country, as they do from mine to mine. However, at the moment I would estimate the average total production cost globally — and by total I mean everything including expiration spending — would be around probably about $650 an ounce. So that’s substantially higher than it was just a few years ago, the reason being that many of the raw materials that we use to extract gold, such as energy and cement and rubber, have increased as the commodity boom has taken place. So all of this means that there’s a much higher floor underneath the gold price than was the case in the recent past.

TOM: Very good. George, we had a question on the impact of the decline in the dollar on the price of gold. Do you have any thoughts on that?

GEORGE MILLING-STANLEY: Yeah, I think that as I tried to make clear in my presentation, the dollar has been one of the reasons why the gold price has risen fourfold since the current bull market began in April of 2001, but it’s just one of five key price drivers. To recap, the others are healthy internal gold market dynamics with apparently stable supply and rising demand. The potential for future inflation is an issue for Mr. Bernanke at the Federal Reserve and also for a lot of investors. But I talk to the relatively lackluster performance of equities over the last five or six years and, finally, rising geopolitical tensions which have always been good for the gold price, and I don’t think that they’re going to go away anytime soon.

So the dollar and the fortunes of the dollar are just one element in a mix of at least five important price drivers. So I wouldn’t worry too much about specifically just one. Something would have to go wrong with more than just the dollar argument for gold to hurt the price.

TOM: Great. And then another question I have here is, why does the price of GLD, the streetTRACKS Gold Shares, deviate from the spot price of gold? And I’ll touch on that one. In general, what we would say is that the goal of GLD is to track the spot price of gold, minus the expenses of running the trust. And that’s generally, or exactly, what it does. The trust expenses are 40 basis points per year, and the streetTRACKS Gold Shares has been in existence for about three and a half years. So if you take that 40 basis points and you compound it over that period, you get about 1.4 or 1.5 percent.

So you would actually expect a price of GLD, the streetTRACKS Gold Shares, to lag the price of gold in the spot market by about that amount. And that’s what it’s done. If you are seeing a bigger discrepancy than that — and I touched on this in my earlier comments — usually that means that you’re probably looking at a different gold price, such as the futures price of gold. And as I mentioned, it’s always important to make sure that you’re comparing the spot price when you’re looking at the price of the streetTRACKS Gold Shares.

A question about the economy worldwide for Natalie. Natalie, the question is what will the impact of a global recession be on the price of gold? And specifically, on jewelry sales as a part of gold?

NATALIE: I’ve actually just looked at this in a paper recently, Tom, which is “What Does the US Recession Imply for the Gold Price?” so we have quite a detailed paper for any readers that are interested. But in a nutshell, there has been no steady relationship between a recession and the gold price. There have been five US recessions since the gold price was freed in 1971, and the gold price has behaved very differently in each instance.

If you look more broadly at the relationship between US or indeed world GDP growth and changes in the gold price, regression and correlation analysis show no relationship. That reflects the very unique drivers of the gold price and it underpins the fact of why it is a diversifying asset.

Having said that, a US recession would undoubtedly have negative implications for gold jewelry demand in America as consumer spending on non-essential goods slows. However, the negative implication could at least be partially offset by the higher share of gold jewelry in the retail market that gold jewelry has enjoyed in recent years. Also, it’s important to note that gold is much less vulnerable than other jewelry materials such as diamonds or platinum to a US recession, as far more demand for gold comes from outside of the US. So 70 percent of diamond jewelry demand comes from the US, compared with just 10 percent in the gold market.

It’s the likes of India, China, our key gold jewelry buying markets. But jewelry demand doesn’t drive the price. Rather, it sets a floor underneath the gold price. What we’ve seen recently over the past few years has been a much stronger impact of investment demand. So how a recession would affect investment demand would, in part, depend on how we react to the dollar and to inflation.

TOM: And Natalie, you mentioned that you’d just done a white paper on this topic. Can you just give people the title of the paper and where they can find it?

NATALIE: That’s right. They can find it on our web site, at www.gold.org, and they can go to the subsection which is Research and Statistics. And the paper is called “What Would a US Recession Imply for the Gold Price?”

TOM: Very good. Another question, which I will direct to George. George, are there options available on GLD, and how would you address that?

GEORGE MILLINGS-STANLEY: That’s probably my most frequently asked question, Tom, in terms of the presentations that I do. We’ve been trying to get options available on GLD basically since we came to market in November of 2004. The good news is that in March, the Securities and Exchange Commission and the Commodity Futures Trading Commission made a joint announcement that they had issued for public comment a proposal to offer options on GLD. The two agencies will make their ruling once they’re satisfied that any and all public comments that they receive have been addressed. I don’t want to put a timeframe on it. I’m making no promises after all this time, but we are optimistic that we’ll be able to offer options soon.

TOM: That’s great. Natalie, a question on gold demand and ETFs. I think this would be best directed to you. How much of gold demand has come from ETFs? And in terms of that, how much of total gold holdings are in exchange traded products now?

NATALIE: Over the past couple of years, around seven percent of total demand has come from ETFs. The total holdings now in the gold ETFs that we monitor are around 940 tons, just over 940 tons, with a value of about 19 [inaudible] $28 billion.

TOM: Great. And George, another question for you and Natalie — this might actually tie into the strategic case you touched on as well — but it is in regards to liquidity in the gold market and is the gold market liquid enough to allow people to allocate substantial funds to it?

GEORGE MILLINGS-STANLEY: My view would be yes, although of course because it is primarily an over-the-counter market you don’t have any legal requirement for participants in that wholesale, over-the-counter market to provide details of their transactions or their trading volumes. The important thing to bear in mind, the global gold market is a lot bigger than just what happens on the world’s futures exchanges. The over-the-counter gold market is genuinely global, it’s very deep, it’s very liquid and it trades 24 hours a day, seven days a week. The best estimates of trading volumes that I’ve seen point to a minimum of $60 billion a day, and the reality could be several times that. I don’t think liquidity is going to provide a problem for any investors that I can think of.

TOM: Excellent. Well that really concludes our time today.

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